EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$30,702
Fixed charges:
Interest expense	6,211
One-third of rents, net of income from subleases (a)	535
Total fixed charges	6,746
Add: Equity in undistributed loss of affiliates	406
Income before income tax expense and fixed charges, excluding capitalized interest	$37,854
Fixed charges, as above	$6,746
Ratio of earnings to fixed charges	5.61
Including interest on deposits
Fixed charges, as above	$6,746
Add: Interest on deposits	1,252
Total fixed charges and interest on deposits	$7,998
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,854
Add: Interest on deposits	1,252
Total income before income tax expense, fixed charges and interest on deposits	$39,106
Ratio of earnings to fixed charges	4.89

(a)	The proportion deemed representative of the interest factor.